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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                SCHEDULE 14D-9

               Solicitation/Recommendation Statement Pursuant to
            Section 14(d)(4) of the Securities Exchange Act of 1934
                               (Amendment No. 3)

                     GLOBAL INDUSTRIAL TECHNOLOGIES, INC.
                           (Name of Subject Company)


                     GLOBAL INDUSTRIAL TECHNOLOGIES, INC.
                     (Name of Person(s) Filing Statement)

                         Common Stock, Par Value $0.25
          (including the associated preferred stock purchase rights)
                        (Title of Class of Securities)

                                  379335 10 2
                     (CUSIP Number of Class of Securities)

                            Jeanette H. Quay, Esq.
                                Vice President,
                         General Counsel and Secretary
                     Global Industrial Technologies, Inc.
                      2121 San Jacinto Street, Suite 2500
                              Dallas, Texas 75201
                                (214) 953-4500
  (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

                                   Copy to:

                             James C. Morphy, Esq.
                              Sullivan & Cromwell
                               125 Broad Street
                           New York, New York 10004
                                (212) 558-4000

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     This Amendment No. 3 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on December 23, 1998, and as subsequently amended (as so amended, the "Schedule 14D-9"), by Global Industrial Technologies, Inc., a Delaware corporation (the "Company"), relating to the offer by WHX Corporation, a Delaware corporation, to purchase for cash through its wholly-owned subsidiary, GT Acquisition Corp., a Delaware corporation, all of the outstanding common shares, par value $0.25 per share, of the Company, together with the Rights. Capitalized terms used but not defined herein have the meaning ascribed to them in the Schedule 14D-9.

Item 8.   Additional Information to be Furnished.

     Item 8(a) is hereby amended and supplemented by deleting the fourth paragraph in its entirety and adding in its place the following two paragraphs:

          On February 9, 1999, the Company amended its Rights Agreement by adoption of the Fourth Amendment to Rights Agreement, dated as of February 9, 1999 (the "Fourth Amendment"). The Fourth Amendment amends various provisions of the Rights Agreement to, among other things, eliminate references to Continuing Directors. The Fourth Amendment was adopted by the Company in light of a recent decision by the Delaware Supreme Court in a case unrelated to the Company with respect to the validity of "Continuing Director" provisions in shareholder rights plans. The Company's adoption of the Fourth Amendment is not in reaction to or related in any manner to Bidder's unsolicited tender offer to acquire the Company which the Board of Directors of the Company has determined is inadequate and not in the best interests of the Company's stockholders.

          The foregoing summary of the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Rights Agreement as set forth in the Company's Form 8-B, dated October 31, 1995, the Company's Form 8-A/A, dated March 12, 1998, the Company's Form 8-A/A, dated September 18, 1998, the Company's Form 8-A/A, dated October 5, 1998, and the Company's Form 8-A/A, dated February 17, 1999, each as filed with the Securities and Exchange Commission.
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                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                       GLOBAL INDUSTRIAL TECHNOLOGIES, INC.



                                       By:         /s/JEANETTE H. QUAY
                                          ------------------------------------
                                          Jeanette H. Quay
                                          Vice President, General Counsel and
                                          Secretary

Dated: February 17, 1999